Filed Pursuant to Rule 424(b)(2)
Registration No. 333-190911-04

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)(2)
Entergy Texas, Inc. First Mortgage Bonds, 2.55% due June 1, 2021	$125,000,000	$12,587.50

(1)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rules 457(o) and 457(r) under the Securities Act of 1933, the registration fee was calculated based on the maximum aggregate offering price. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in Entergy Texas, Inc.’s Registration Statement on Form S-3 (File No. 333-190911-04) which was filed on August 30, 2013.

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 30, 2013)

$125,000,000

Entergy Texas, Inc.

FIRST MORTGAGE BONDS,

2.55% SERIES DUE JUNE 1, 2021

We are offering $125 million of our First Mortgage Bonds, 2.55% Series due June 1, 2021. We will pay interest on the bonds semi-annually in arrears on June 1 and December 1 of each year. The first interest payment on the bonds will be made on June 1, 2016. We may redeem the bonds, in whole or in part, at any time prior to maturity, at the applicable redemption prices described in this prospectus supplement. The bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

As described in the accompanying prospectus, the bonds are a series of first mortgage bonds issued under our indenture, deed of trust and security agreement, which has the benefit of a first mortgage lien on substantially all of our tangible electric utility property in Texas, our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way.

Investing in the bonds involves risks. See “Risk Factors” on page S-1 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Entergy Texas (before expenses)
Per bond	99.808%	0.600%	99.208%
Total	$124,760,000	$750,000	$124,010,000

(1)	The price to public will also include any interest that has accrued on the bonds since their issue date if delivered after that date.

The underwriters expect to deliver the bonds to purchasers through the book-entry facilities of The Depository Trust Company in New York, New York on or about March 11, 2016.

Joint Book-Running Managers

Goldman, Sachs & Co.	KeyBanc Capital Markets	US Bancorp

March 8, 2016

This prospectus supplement, the accompanying prospectus and any related free writing prospectus that we file with the Securities and Exchange Commission, or SEC, contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents or the dates these documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. If the information in this prospectus supplement is different from, or inconsistent with, the information in the accompanying prospectus, you should rely on the information contained in this prospectus supplement. We are not, and the underwriters are not, making an offer of the bonds in any jurisdiction where the offer or sale is not permitted.

Prospectus Supplement

RISK FACTORS

Investing in the bonds involves certain risks. In considering whether to purchase the bonds, you should carefully consider the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the following risk factors and the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”), which is incorporated by reference herein.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. Accordingly, we incorporate by reference the 2015 Form 10-K along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, if the filings are made prior to the time that all of the bonds are sold in this offering.

You may access a copy of any or all of these filings, free of charge, at our web site located at http:// www.entergy.com or by writing or calling us at the following address:

Mr. Mark G. Otts

Assistant Secretary

Entergy Texas, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-5228

You may also direct your requests via email to motts@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus supplement or the accompanying prospectus.

SELECTED FINANCIAL INFORMATION

You should read our selected financial information set forth below in conjunction with the financial statements and other financial information contained in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. The selected financial information set forth below has been derived from our annual financial statements for the three-year period ended December 31, 2015, which have been audited by Deloitte & Touche LLP, our independent registered public accounting firm, and incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2015 Form 10-K. The following material, which is presented in this prospectus supplement solely to furnish summary information, is qualified by, and should be considered in conjunction with, the more detailed information appearing in the documents incorporated by reference herein.

	For the Twelve Months Ended
	December 31,
	2015	2014	2013
	(Dollars in Thousands)
Income Statement Data:
Operating Revenues	$1,707,203	$1,851,982	$1,728,799
Operating Income	183,645	208,715	174,133
Interest Expense	82,334	85,987	88,832
Net Income	69,625	74,804	57,881
Ratio of Earnings to Fixed Charges(1)	2.22	2.39	1.94

	As of December 31, 2015
	Actual		As Adjusted(2)
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Balance Sheet Data:
Common Equity:
Common Stock	$49,452	2.0%	$49,452	2.0%
Paid-in Capital	481,994	20.0	481,994	19.0
Retained Earnings	430,010	17.8	430,010	16.9

Total Common Equity	$961,456	39.8%	961,456	37.9
First Mortgage Bonds (including current maturities)	960,000	39.8	1,085,000	42.7
Other Long-Term Debt(3)	491,967	20.4	491,967	19.4

Total Capitalization	$2,413,423	100.0%	$2,538,423	100.0%

(1)	As defined by Item 503(d) of Regulation S-K of the SEC, “Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges, and “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.
(2)	Adjusted to reflect the issuance and sale of the bonds.
(3)	Including approximately $500 million of securitization bonds that are non-recourse to our assets and revenues.

USE OF PROCEEDS

We anticipate our net proceeds from the sale of the bonds will be approximately $123.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds we receive from the issuance and sale of the bonds for general corporate purposes. Pending the application of the net proceeds of the bonds, we will invest them in short-term, highly liquid, high-rated money market instruments and/or the Entergy System money pool.

DESCRIPTION OF THE BONDS

General

The mortgage (as defined in the accompanying prospectus) permits us to issue an unlimited amount of first mortgage bonds from time to time in one or more series, so long as we meet issuance tests set forth in the mortgage, which are generally described in the accompanying prospectus under the heading “Description of the New Bonds—Issuance of Additional First Mortgage Bonds.” All first mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional first mortgage bonds of such series. Thus, we may, from time to time, without notice to or the consent of the existing holders of the bonds, create and issue further first mortgage bonds having the same terms and conditions as the bonds offered hereby in all respects, except for the issue date, price to public and, if applicable, the initial interest payment on such first mortgage bonds. Additional first mortgage bonds issued in this manner will be consolidated with, and will form a single series with, the previously outstanding first mortgage bonds of such series.

Interest, Maturity and Payment

We are offering $125 million of our First Mortgage Bonds, 2.55% Series due June 1, 2021. We will pay interest on the bonds semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2016. Interest will accrue at the rate of 2.55% per year and will start to accrue from the date that the bonds are issued. As long as the bonds are registered in the name of The Depository Trust Company (“DTC”) or its nominee, the record date for interest payable on any interest payment date shall be the close of business on the Business Day (as defined below) immediately preceding such interest payment date. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the bonds at a rate of 2.55% per year to holders of record at the close of business on the Business Day immediately preceding our payment of such interest.

Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date, redemption date or the maturity date falls on a day that is not a Business Day, the payment due on that interest payment date, redemption date or the maturity date will be made on the next Business Day without any interest or other payment in respect of such delay.

Form and Denomination

The bonds will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The bonds will be represented by a global certificate without coupons registered in the name of a nominee of DTC. As long as the bonds are registered in the name of DTC or its nominee, we will pay principal, any premium and interest due on the bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the bonds as described in the accompanying prospectus under the heading “Description of the New Bonds—Book-Entry Only Securities.”

Optional Redemption

At any time prior to May 1, 2021, we may redeem the bonds, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at a redemption price equal to the greater of (a) 100% of the principal amount of the bonds being redeemed and (b) as determined by the Independent Investment Banker, the sum of (x) the present value of the payment on May 1, 2021 of the principal amount of the bonds being redeemed plus (y) the sum of the present values of the remaining scheduled payments of interest on the bonds being redeemed to May 1, 2021 (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 0.20% plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date.

At any time on or after May 1, 2021, we may redeem the bonds, in whole or in part, at our option, on not less than 30 days’ nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the bonds being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

If, at the time notice of redemption is given, the redemption monies are not held by the trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

We may apply cash we deposit under any provision of the mortgage, with certain exceptions, to the redemption or purchase, including the purchase from us, of first mortgage bonds of any series under our mortgage including the bonds.

Certain Definitions

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the bonds (assuming, for this purpose, that the bonds mature on May 1, 2021), yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2) if such release (or any successor release) is not published during the week preceding the calculation date for the Adjusted Treasury Rate or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Business Day” means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the trustee is closed for business.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the bonds (assuming, for this purpose, that the bonds mature on May 1, 2021) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds (assuming, for this purpose, that the bonds mature on May 1, 2021).

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint to act as the Independent Investment Banker from time to time or, if any of such firms is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by us.

“Reference Treasury Dealer” means (1) Goldman, Sachs & Co. and a Primary Treasury Dealer (as defined below) selected by each of KeyBanc Capital Markets Inc. and U.S. Bancorp Investments, Inc., or, in each case, an affiliate thereof, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5: 00 p.m. on the third Business Day preceding such redemption date.

Issuance of First Mortgage Bonds

See “Description of the New Bonds—Issuance of Additional First Mortgage Bonds” in the accompanying prospectus for a description of the bases upon which we are permitted to issue first mortgage bonds under the mortgage and the related requirements for such issuance. The bonds will be issued on the basis of Property Additions (as defined in the accompanying prospectus). As of January 31, 2016, we could have issued approximately $825 million principal amount of first mortgage bonds on the basis of Retired Securities (as defined in the accompanying prospectus), and we had approximately $946 million of unfunded property additions, entitling us to issue approximately $662 million principal amount of first mortgage bonds on the basis of Property Additions. Such amount will be affected by the issuance of the bonds. First mortgage bonds in a greater amount may also be issued for the refunding of outstanding first mortgage bonds.

Additional Information

For additional information about the bonds, see “Description of the New Bonds” in the accompanying prospectus, including:

1. additional information about the terms of the bonds,

2. general information about the mortgage and the trustee, including the lien of the mortgage, excepted property and permitted liens,

3. a description of certain restrictions contained in the mortgage, and

4. a description of events of default under the mortgage.

UNDERWRITING

General

Under the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase, the principal amounts of bonds set forth opposite its name below:

Name	Principal Amount of Bonds
Goldman, Sachs & Co.	$41,668,000
KeyBanc Capital Markets Inc.	41,666,000
U.S. Bancorp Investments, Inc.	41,666,000

Total	$125,000,000

Under the terms and conditions set forth in the underwriting agreement, the underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the bonds if any are taken, provided, that under certain circumstances involving a default of an underwriter, less than all of the bonds may be purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the bonds directly to the public at the price to public set forth on the cover page hereof and may offer the bonds to certain securities dealers at such price less a concession not in excess of 0.36% of the principal amount of the bonds. The underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of 0.20% of the principal amount of the bonds. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We estimate that our total expenses for this offering will be approximately $335,000, excluding underwriting discounts and commissions.

The bonds will constitute a new class of securities with no established trading market. We cannot assure you as to (1) the liquidity of any such market that may develop, (2) the ability of holders of bonds to sell their bonds or (3) the price at which the holders of bonds would be able to sell their bonds. If such a market develops, the bonds could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities and our business, results of operations, financial condition or prospects. We do not intend to apply for listing of the bonds on any securities exchange or for inclusion of the bonds in any automated quotation system.

To facilitate the offering of the bonds, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the bonds. Specifically, they may over-allot in connection with the offering, creating a short position in the bonds for their own accounts. In addition, to cover over-allotments or to stabilize the price of the bonds, the underwriters may bid for, and purchase, the bonds in the open market. Finally, the underwriters may reclaim selling concessions allowed to dealers for distributing the bonds in the offering, if they repurchase previously distributed bonds in transactions to cover short positions established by them, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the bonds above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Relationships

In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates have in the past and may in the future engage in investment banking, commercial banking or other transactions of a financial nature with us and our affiliates, for which they have received, or may receive, customary compensation. All of the underwriters, either directly or through affiliates, are lenders under certain Entergy System credit facilities.

In addition, in the ordinary course of its business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their respective affiliates that have a lending relationship with us routinely hedge, and may continue to hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their respective affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the bonds. Any such credit default swaps or short positions could adversely affect future trading prices of the bonds. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

EXPERTS

The consolidated financial statements and the related consolidated financial statement schedule as of December 31, 2015 and 2014, and for each of the three years in the period ended December 31, 2015, incorporated by reference in this prospectus supplement and the accompanying prospectus from the 2015 Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

FIRST MORTGAGE BONDS

ENTERGY TEXAS, INC.

350 Pine Street

Beaumont, Texas 77701

(409) 981-2000

We —

•	may periodically offer our first mortgage bonds in one or more series; and

•	will determine the price and other terms of each series of first mortgage bonds when sold, including whether any series will be subject to redemption prior to maturity.

The First Mortgage Bonds —

•	will be secured by a mortgage that constitutes a first mortgage lien on substantially all of our tangible electric utility property in Texas, our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way; and

•	will not be listed on a national securities exchange unless otherwise indicated in the accompanying prospectus supplement.

You —

•	will receive interest payments in the amounts and on the dates specified in an accompanying prospectus supplement.

This prospectus may be used to offer and sell series of first mortgage bonds only if accompanied by the prospectus supplements for those series. We will provide the specific information for those offerings and the specific terms of those first mortgage bonds, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change the information in this prospectus. You should read this prospectus and any supplements carefully before you invest.

Investing in the first mortgage bonds offered by this prospectus involves risks. See “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the first mortgage bonds directly or through underwriters, agents or dealers. Each prospectus supplement will provide the terms of the plan of distribution for the related series of first mortgage bonds.

The date of this prospectus is August 30, 2013.

RISK FACTORS

Investing in the first mortgage bonds involves certain risks. In considering whether to purchase the first mortgage bonds being offered by this prospectus (the “New Bonds”), you should carefully consider the information we have included or incorporated by reference in this prospectus. In particular, you should carefully consider the information under the heading “Risk Factors” as well as the factors listed under the heading “Forward-Looking Information,” in each case, contained in our annual report on Form 10-K for the year ended December 31, 2012, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013, and June  30, 2013, each of which is incorporated by reference in this prospectus.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) as a majority-owned subsidiary of Entergy Corporation, which is a “well-known seasoned issuer,” as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”). By utilizing a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the New Bonds described in this prospectus. This prospectus provides a general description of the New Bonds being offered. Each time we sell a series of New Bonds we will provide a prospectus supplement containing specific information about the terms of that series of New Bonds and the related offering. It is important for you to consider the information contained in this prospectus, the related prospectus supplement and the exhibits to the registration statement, together with the additional information referenced under the heading “Where You Can Find More Information” in making your investment decision.

For more detailed information about the New Bonds, you can read the exhibits to the registration statement. Those exhibits have been either filed with the registration statement or incorporated by reference to earlier SEC filings listed in the registration statement.

ENTERGY TEXAS, INC.

Our Business

We are a business corporation organized under the laws of the State of Texas. Our principal executive offices are located at 350 Pine Street, Beaumont, Texas 77701. Our telephone number is (409) 838-6631. We are a public utility company engaged in the generation, transmission, distribution and sale of electric energy to approximately 417,000 customers in the State of Texas.

All of our common stock is owned by Entergy Corporation. The other major public utilities owned by Entergy Corporation are Entergy Arkansas, Inc., Entergy Gulf States Louisiana, L.L.C. (“EGSL”), Entergy Louisiana, LLC, Entergy Mississippi, Inc. and Entergy New Orleans, Inc. Entergy Corporation also owns all of the common stock of System Energy Resources, Inc., the principal asset of which is its interest in the Grand Gulf Electric Generating Station, Entergy Operations, Inc., a nuclear management services company, and Entergy Services, Inc., an administrative services company from which we buy services.

We are subject to regulation by the Public Utility Commission of Texas as to electric service, retail rates and charges, certification of generating facilities, power or capacity purchase contracts, depreciation, accounting and other matters involving our service territory, which is exclusively within Texas. We are also subject to regulation by the Federal Energy Regulatory Commission.

Jurisdictional Separation and Asset Allocation

Effective December 31, 2007, Entergy Gulf States, Inc. (“EGSI”) operating as a public utility in Louisiana and Texas reorganized pursuant to a jurisdictional separation plan into two vertically integrated utility companies

— EGSL operating as a public utility in Louisiana and us operating as a public utility in Texas. We own all of EGSI’s distribution and transmission assets located in Texas, the gas-fired generating plants located in Texas, undivided 42.5% ownership shares of EGSI’s 70% ownership interest in Nelson 6 and 42% ownership interest in Big Cajun 2, Unit 3, which are coal-fired generating plants located in Louisiana, and other assets and contract rights to the extent related to EGSI’s utility operations in Texas. On a book value basis, approximately 41.9% of the EGSI assets were allocated to us and approximately 58.1% were allocated to EGSL.

We purchase from EGSL, pursuant to a life-of-the-unit purchased power agreement (“PPA”), a 42.5% share of capacity and energy from the 70% of River Bend Steam Electric Generating Station (nuclear) (“River Bend”) subject to retail regulation. We assumed a share of River Bend’s nuclear and environmental liabilities that is identical to the share of the plant’s output we purchase under this PPA. EGSL purchases a 57.5% share of capacity and energy from the gas-fired generating plants owned by us, and we purchase a 42.5% share of capacity and energy from the gas-fired generating plants owned by EGSL. The PPAs associated with the gas- fired generating plants will terminate when retail open access commences in our jurisdiction or when the associated unit is no longer dispatched by the Entergy system. The dispatch and operation of the generating plants has not changed as a result of the jurisdictional separation.

In connection with the jurisdictional separation, we executed separate instruments of assumption in favor of the trustees of EGSI’s debt pursuant to which we assumed our pro rata share of the long-term debt issued by EGSI that was outstanding as of December 31, 2007, which share was approximately 46% of EGSI’s long-term debt and aggregated approximately $1.1 billion of first mortgage bonds at such date (the “Assumed Debt”). We have repaid the Assumed Debt.

Additional Information

The information above is only a summary and is not complete. You should read the incorporated documents listed under the heading “Where You Can Find More Information” for more specific information concerning our business and affairs, including significant contingencies, significant factors and known trends, our general capital requirements, our financing plans and capabilities, and pending legal and regulatory proceedings, including the status of industry restructuring in our service area.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and therefore are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public on the Internet at the SEC’s website located at (http://www.sec.gov). You may read and copy any document that we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549-1004.

Call the SEC at 1-800-732-0330 for more information about the public reference room and how to request documents.

The SEC allows us to “incorporate by reference” the information filed by us with the SEC, which means we can refer you to important information without restating it in this prospectus. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, along with any future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange

Act after the date of this prospectus and until the offerings contemplated by this prospectus are completed or terminated:

1.	our annual report on Form 10-K for the year ended December 31, 2012; and

2.	our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, and June 30, 2013.

You may access a copy of any or all of these filings, free of charge, at our web site, which is located at http://www.entergy.com, or by writing or calling us at the following address:

Mark G. Otts

Assistant Secretary

Entergy Texas, Inc.

639 Loyola Avenue

New Orleans, Louisiana 70113

(504) 576-5228

You may also direct your requests via e-mail to motts@entergy.com. We do not intend our Internet address to be an active link or to otherwise incorporate the contents of the website into this prospectus or any accompanying prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus or any accompanying prospectus supplement. We have not, nor have any underwriters, dealers or agents, authorized anyone else to provide you with different information about us or the New Bonds. We are not, nor are any underwriters, dealers or agents, making an offer of the New Bonds in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of those documents or that the documents incorporated by reference in this prospectus or any accompanying prospectus supplement are accurate as of any date other than the date those documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates.

RATIOS OF EARNINGS TO FIXED CHARGES

We have calculated ratios of earnings to fixed charges pursuant to Item 503 of Regulation S-K of the SEC as follows:

Six Months Ended June 30,		Twelve Months Ended December 31,
2013	2012	2012	2011	2010	2009	2008
1.47	1.65	1.76	2.34	2.10	1.92	2.04

“Earnings” represent the aggregate of (1) income before the cumulative effect of an accounting change, (2) taxes based on income, (3) investment tax credit adjustments-net and (4) fixed charges. “Fixed Charges” include interest (whether expensed or capitalized), related amortization and estimated interest applicable to rentals charged to operating expenses. We accrue interest expense related to unrecognized tax benefits in income tax expense and do not include it in fixed charges.

USE OF PROCEEDS

Except as otherwise described in a prospectus supplement, the net proceeds from the offering of the New Bonds will be used either (a) to repurchase or redeem one or more series of our outstanding securities on their stated due dates or in some cases prior to their stated due dates or (b) for other general corporate purposes. The specific purposes for the proceeds of a particular series of New Bonds or the specific securities, if any, to be acquired or redeemed with the proceeds of a particular series of New Bonds will be described in the prospectus supplement relating to that series.

DESCRIPTION OF THE NEW BONDS

The following description sets forth the general terms and provisions of the New Bonds that we may offer by this prospectus. We will describe the particular terms of the New Bonds, and provisions that vary from those described below, in one or more prospectus supplements.

We may issue the New Bonds from time to time in the future, in one or more series, under an Indenture, Deed of Trust and Security Agreement dated as of October 1, 2008, as it has been heretofore supplemented and may be amended or supplemented from time to time (the “mortgage”), between us and The Bank of New York Mellon, as trustee (the “trustee”). The mortgage and a form of officer’s certificate establishing a series of New Bonds are each filed as exhibits to the registration statement of which this prospectus forms a part. All first mortgage bonds issued or to be issued under the mortgage, including the New Bonds offered by this prospectus, are referred to herein as “first mortgage bonds.”

This section of the prospectus contains a summary of all material provisions of the mortgage. The mortgage contains the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the New Bonds or the mortgage. This summary is subject to and qualified in its entirety by reference to all the provisions of the mortgage, including the definitions of some of the terms used in the mortgage. We also include references in parentheses to some of the sections of the mortgage. Whenever we refer to particular sections or defined terms of the mortgage in this prospectus or in a prospectus supplement, these sections or defined terms are incorporated by reference into this prospectus or into the prospectus supplement. This summary is also subject to and qualified by reference to the description of the particular terms of each series of New Bonds described in the applicable prospectus supplement or supplements. The mortgage has been qualified under the Trust Indenture Act of 1939, and you should also refer to the Trust Indenture Act of 1939 for provisions that apply to the New Bonds.

General

The mortgage permits us to issue first mortgage bonds from time to time in an unlimited aggregate amount subject to the limitations described under “— Issuance of Additional First Mortgage Bonds.” All first mortgage bonds of any one series need not be issued at the same time, and a series may be reopened for issuances of additional first mortgage bonds of that series. This means that we may from time to time, without the consent of the existing holders of the first mortgage bonds of any series, including the New Bonds, create and issue additional first mortgage bonds of a series having the same terms and conditions as the previously issued first mortgage bonds of that series in all respects, except for issue date, issue price and, if applicable, the initial interest payment on those additional first mortgage bonds. Additional first mortgage bonds issued in this manner will be consolidated with and will form a single series with, the previously issued first mortgage bonds of that series. For more information, see the discussion below under “— Issuance of Additional First Mortgage Bonds.”

Terms of Specific Series of the New Bonds

A prospectus supplement and any supplemental indenture, board resolution or officer’s certificate relating to any series of New Bonds being offered by this prospectus will include specific terms relating to that offering. These terms will include some or all of the following terms that apply to that series:

•	the title of the series of New Bonds;

•	any limit upon the total principal amount of the series of New Bonds;

•	the date on which the series of New Bonds will mature;

•	the dates, or the method to determine the dates, on which the principal of the series of New Bonds will be payable and how it will be paid;

•	the interest rate or rates which the series of New Bonds will bear, or how the rate or rates will be determined, the interest payment dates for the series of New Bonds and the regular record dates for interest payments;

•	any right to extend the interest payments for, or the maturity of, the series of New Bonds and the duration of any such extension;

•	the percentage, if less than 100%, of the principal amount of the series of New Bonds that will be payable if the maturity of the series of New Bonds is accelerated;

•	any date or dates on which the series of New Bonds may be redeemed at our option and the terms, conditions and any restrictions on those redemptions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the series of New Bonds;

•	any additions or exceptions to the events of default under the mortgage or additions or exceptions to our covenants under the mortgage for the benefit of the holders of the series of New Bonds;

•	any denominations other than multiples of $1,000 in which the series of New Bonds will be issued;

•	if payments on the series of New Bonds may be made in a currency or currencies other than United States dollars; and, if so, the means through which the equivalent principal amount of any payment in United States dollars is to be determined for any purpose;

•	any terms pursuant to which the series of New Bonds may be converted into or exchanged for other securities of ours or of another entity;

•	any additional collateral security for the series of New Bonds; and

•	any other terms of the series of New Bonds not inconsistent with the terms of the mortgage.

(Mortgage, Section 301.)

As of June 30, 2013, we had approximately $925 million principal amount of first mortgage bonds outstanding.

We may sell New Bonds at a discount below their principal amount. United States federal income tax considerations applicable to New Bonds sold at an original issue discount will be described in the applicable prospectus supplement if we sell New Bonds at an original issue discount. In addition, important United States federal income tax or other tax considerations applicable to any New Bonds denominated or payable in a currency or currency unit other than United States dollars will be described in the applicable prospectus supplement if we sell New Bonds denominated or payable in a currency or currency unit other than United States dollars.

Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in the mortgage will not afford holders of New Bonds protection in the event of a highly-leveraged or a change of control transaction involving us.

Redemption

We will set forth any terms for the redemption of New Bonds of any series in the applicable prospectus supplement. Unless we indicate differently in a prospectus supplement, and except with respect to New Bonds redeemable at the option of the holder of those New Bonds, New Bonds will be redeemable upon notice to holders by mail at least 30 days prior to the redemption date. (Mortgage, Section 504.) Unless the New Bonds are held in book-entry only form through the facilities of The Depository Trust Company (“DTC”), in which case DTC’s procedures for selection shall apply (see “— Book-Entry Only Securities”), if less than all of the New Bonds of any series or any tranche thereof are to be redeemed, the trustee will select the New Bonds to be redeemed. In the absence of any provision for selection, the trustee will choose a method of random selection as it may deem appropriate in accordance with the procedures of the DTC. (Mortgage, Section 503.)

Unless we default in the payment of the redemption price and accrued interest, if any, in the case of an unconditional notice of redemption, New Bonds will cease to bear interest on the redemption date. (Mortgage, Section 505.) We will pay the redemption price and any accrued interest to the redemption date upon surrender of any New Bond for redemption. (Mortgage, Section 505.) If only part of a New Bond is redeemed, the trustee will deliver to the holder of the New Bond a new New Bond of the same series for the remaining portion without charge. (Mortgage, Section 506.)

We may make any redemption at our option conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price and accrued interest, if any. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the New Bonds. (Mortgage, Section 504.)

Payment and Paying Agents

Except as may be provided in the applicable prospectus supplement, interest, if any, on each New Bond payable on any interest payment date will be paid to the person in whose name that New Bond is registered at the close of business on the regular record date for that interest payment date. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any New Bond, the defaulted interest may be paid to the holder of that New Bond as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of the defaulted interest or in any other manner permitted by any securities exchange on which that New Bond may be listed, if the trustee finds it workable. (Mortgage, Section 307.)

Unless otherwise specified in the applicable prospectus supplement, principal, premium, if any, and interest on the New Bonds at maturity will be payable upon presentation of the New Bonds at the corporate trust office of The Bank of New York Mellon in The City of New York, as our paying agent. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to payment as they may appear or have appeared in the security register for the New Bonds. We may change the place of payment on the New Bonds, appoint one or more additional paying agents (including us) and remove any paying agent, all at our discretion. (Mortgage, Section 702.)

As long as the New Bonds are registered in the name of DTC, or its nominee, as described under “— Book-Entry Only Securities,” payments of principal, premium, if any, and interest will be made to DTC for subsequent disbursement to beneficial owners of the New Bonds.

Registration and Transfer

Unless otherwise specified in the applicable prospectus supplement, and subject to restrictions related to the issuance of New Bonds through DTC’s book-entry system, the transfer of New Bonds may be registered, and New Bonds may be exchanged for other New Bonds of the same series or tranche, of authorized denominations and with the same terms and principal amount, at the corporate trust office of the trustee in The City of New York. (Mortgage, Section 305.) We may, upon prompt written notice to the trustee and the holders of the New Bonds, designate one or more additional places, or change the place or places previously designated, for registration of transfer and exchange of the New Bonds. (Mortgage, Section 702.) No service charge will be made for any registration of transfer or exchange of the New Bonds. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with a registration of transfer or exchange. We will not be required to execute or to provide for the registration, transfer or exchange of any New Bond

•	during the 15 days before an interest payment date;

•	during the 15 days before giving any notice of redemption; or

•	selected for redemption except the unredeemed portion of any New Bond being redeemed in part.

(Mortgage, Section 305.)

Security

The mortgage secures the first mortgage bonds now outstanding and will secure the New Bonds. The mortgage constitutes a first mortgage lien on all of our tangible electric utility property located in Texas, together with our franchises, permits and licenses that are transferable and necessary for the operation of such property and our recorded easements and rights of way, other than Excepted Property (as defined below) and subject to Permitted Liens (as discussed below). These properties are sometimes referred to as our “Mortgaged Property”, and the Mortgaged Property acquired by us after December 31, 2007 is sometimes referred to as “Property Additions.”

Permitted Liens

The lien of the mortgage is subject to Permitted Liens described in the mortgage. These Permitted Liens include, among others,

•	liens existing at October 1, 2008 (the “Execution Date of the Mortgage”) that have not been discharged;

•	as to property acquired by us after the Execution Date of the Mortgage, liens existing or placed on such property at the time we acquire such property and any Purchase Money Liens;

•	tax liens, assessments and other governmental charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	mechanics’, workmen’s, repairmen’s, materialmen’s, warehousemen’s and carriers’ liens, other liens incident to construction, liens or privileges of any of our employees for salary or wages earned, but not yet payable, and other liens, including without limitation liens for worker’s compensation awards, arising in the ordinary course of business for charges or requirements which are not delinquent or which are being contested in good faith and by appropriate proceedings or of which at least ten business days notice has not been given to our general counsel or to such other person designated by us to receive such notices;

•	specified judgment liens and Prepaid Liens;

•	easements, leases, reservations or other rights of others (including governmental entities) in, and defects of title in, our property;

•	liens securing indebtedness or other obligations relating to real property we acquired for specified transmission , distribution or communication purposes or for the purpose of obtaining rights-of-way;

•	specified leases and leasehold, license, franchise and permit interests;

•	liens resulting from law, rules, regulations, orders or rights of Governmental Authorities and specified liens required by law or governmental regulations;

•	liens to secure public obligations; rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property;

•	rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of property, and liens on the interests of those Persons in the property;

•	restrictions on assignment and/or requirements of any assignee to qualify as a permitted assignee and/ or public utility or public services corporation; and

•	liens which have been bonded for the full amount in dispute or for the payment of which other adequate security arrangements have been made.

(Mortgage, Granting Clauses and Section 101.)

The mortgage provides that the trustee will have a lien, prior to the lien on the Mortgaged Property securing the New Bonds, for the payment of its reasonable compensation and expenses and for indemnity against specified liabilities. (Mortgage, Section 1007.) This lien would be a Permitted Lien under the mortgage.

Excepted Property

The lien of the mortgage does not cover, among other things, the following types of property:

•	all cash, deposit accounts, securities and all policies of insurance on the lives of our officers not paid or delivered to or deposited with or held by the trustee or required so to be;

•	all contracts, leases, operating agreements and other agreements of all kinds (other than our franchises, permits and licenses that are transferable and necessary for the operation of the Mortgaged Property), contract rights, bills, notes and other instruments, revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, rights created by statute or governmental action to bill and collect revenues or other amounts from customers or others, credits, claims, demands and judgments;

•	all governmental and other licenses, permits, franchises, consents and allowances (other than our franchises, permits and licenses that are transferable and necessary for the operation of Mortgaged Property);

•	all unrecorded easements and rights of way;

•	all intellectual property rights and other general intangibles;

•	all vehicles, movable equipment, aircraft and vessels and all parts, accessories and supplies used in connection with any of the foregoing;

•	all personal property of such character that the perfection of a security interest therein or other lien thereon is not governed by the Uniform Commercial Code in effect where we are organized;

•	all merchandise and appliances acquired for the purpose of resale in the ordinary course and conduct of our business, and all materials and supplies held for consumption in operation or held in advance of use thereof for fixed capital purposes;

•	all electric energy and capacity, gas, steam and other materials and products generated, manufactured, produced or purchased by us for sale, distribution or use in the ordinary course and conduct of our business;

•	all property which is the subject of a lease agreement designating us as lessee, and all our right, title and interest in and to the property and in, to and under the lease agreement, whether or not the lease agreement is intended as security, and the last day of the term of any lease or leasehold which may become subject to the lien of the mortgage;

•	all property which subsequent to the Execution Date of the mortgage has been released from the lien of the mortgage and any improvements, extensions and additions to such properties and renewals, replacements, substitutions of or for any parts thereof; and

•	all property located at Edison Plaza in Beaumont, Texas.

We sometimes refer to property of ours not covered by the lien of the mortgage as “Excepted Property.” (Mortgage, Granting Clauses.)

Funded Property

The Mortgaged Property that was owned by us on December 31, 2007 and on the Execution Date of the mortgage is considered Funded Property and is funded at its net book value on December 31, 2007. Property Additions will become Funded Property when used under the mortgage for the issuance of first mortgage bonds, the release or retirement of Funded Property, or the withdrawal of cash deposited with the trustee for the issuance of first mortgage bonds.

Issuance of Additional First Mortgage Bonds

Subject to the issuance restrictions described below, the aggregate principal amount of first mortgage bonds that may be authenticated and delivered under the mortgage is unlimited. (Mortgage, Section 301) First mortgage bonds of any series may be issued from time to time only on the basis of, and in an aggregate principal amount not exceeding, the sum of the following:

•	70% of the cost or fair value to us (whichever is less) of Property Additions which do not constitute Funded Property (generally, Property Additions which have been made the basis of the authentication and delivery of New Bonds, the release of Mortgaged Property or the withdrawal of cash which have been substituted for retired Funded Property or which have been used for other specified purposes (Mortgage, Section 102)) after specified deductions and additions, primarily including adjustments to offset property retirements;

•	the aggregate principal amount of Retired Securities, as defined below; or

•	an amount of cash deposited with the trustee.

“Retired Securities” mean

•	any first mortgage bonds authenticated and delivered under the mortgage which (i) no longer remain outstanding, (ii) have not been made the basis of the authentication and delivery of first mortgage bonds, the release of Mortgaged Property or the withdrawal of cash, which have been substituted for retired Funded Property or which have been used for other specified purposes under any of the provisions of the mortgage; and (iii) have not been paid, redeemed, purchased or otherwise retired by the application thereto of Funded Cash; and

•	any Assumed Debt which (i) no longer remains outstanding because we have paid or caused to be deposited with the applicable trustee, paying agent or the holder of such Assumed Debt moneys sufficient to pay our obligations with respect to such Assumed Debt, (ii) has not been made the basis of the authentication and delivery of first mortgage bonds, the release of Mortgaged Property or the withdrawal of cash; and (iii) has not been paid, redeemed, purchased or otherwise retired by the application thereto of Funded Cash.

(Mortgage, Sections 101, 1601, 1602, 1603, 1604 and 1605.)

As of June 30, 2013, we could have issued approximately $358 million of additional first mortgage bonds on the basis of net property additions and approximately $525 million of additional first mortgage bonds on the basis of Retired Securities.

Release of Property

Unless an event of default under the mortgage has occurred and is continuing, we may obtain the release from the lien of the mortgage of any collateral for the first mortgage bonds that constitutes Funded Property, except for cash held by the trustee, upon delivery to the trustee of an amount in cash equal to the amount, if any, by which the lower of the cost or fair value of the property to be released exceeds the aggregate of:

•	an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens upon the property to be released and delivered to the trustee;

•	an amount equal to the cost or fair value to us (whichever is less) of certified Property Additions not constituting Funded Property after specified deductions and additions, primarily including adjustments to offset property retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the release);

•	10/7ths of the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of Retired Securities or bond credits (with the entitlement being waived by operation of the release);

•	10/7ths of the aggregate principal amount of any outstanding first mortgage bonds delivered to the trustee (with the first mortgage bonds to be cancelled by the trustee) other than first mortgage bonds issued on the basis of deposited cash;

•	any amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by Purchase Money Liens delivered to a holder of a prior lien on Mortgaged Property in consideration for the release of such Mortgaged Property from such prior lien; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released.

(Mortgage, Section 1803.)

Unless an event of default under the mortgage has occurred and is continuing, we may obtain the release from the lien of the mortgage of any part of the Mortgaged Property or any interest therein, which does not constitute Funded Property or Funded Cash held by the trustee, without depositing any cash or property with the trustee as long as (a) the aggregate amount of cost or fair value to us (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after specified deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or (b) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to us (whichever is less) of Property Additions acquired, made or constructed within the 90-day period preceding the release. (Mortgage, Section 1804.)

The mortgage provides simplified procedures for the release of Mortgaged Property with a net book value of up to the greater of $10 million or 3% of outstanding first mortgage bonds during a calendar year and for the release of Mortgaged Property taken or sold in connection with the power of eminent domain, provides for dispositions of certain obsolete or unnecessary Mortgaged Property and for grants or surrender of certain easements, leases or rights of way without any release or consent by the trustee. (Mortgage Sections 1802, 1805 and 1807.)

If we retain any interest in any property released from the lien of the mortgage, the mortgage will not become a lien on the property or the interest in the property or any improvements, extensions or additions to, or any renewals, replacements or substitutions of or for, any part or parts of the property unless we subject such property to the lien of the mortgage. (Mortgage, Section 1810.)

The mortgage also provides that we may terminate, abandon, surrender, cancel, release, modify or dispose of any of our franchises, permits or licenses that are Mortgaged Property without any consent of the trustee or the holders of outstanding first mortgage bonds; provided that (i) such action is, in our opinion, necessary, desirable or advisable in the conduct of our business, and (ii) any of our franchises, permits or licenses that, in our opinion, cease to be necessary for the operation of Mortgaged Property shall cease to be Mortgaged Property without any release or consent, or report to, the trustee. (Mortgage, Section 1802.)

Withdrawal of Cash

Unless an event of default under the mortgage has occurred and is continuing, and subject to specified limitations, cash held by the trustee may, generally, (1) be withdrawn by us (a) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after specified deductions and additions, primarily including adjustments to offset retirements (except that these adjustments need not be made if the Property Additions were acquired, made or constructed within the 90-day period preceding the withdrawal) or (b) in an amount equal to the aggregate principal amount of first mortgage bonds that we would be entitled to issue on the basis of Retired Securities or bond credits (with the entitlement to the issuance being waived by operation of the withdrawal) or (c) in an amount equal to the aggregate principal amount of any outstanding first mortgage bonds delivered to the trustee (with the first mortgage bonds to be cancelled by the trustee), or (2) upon our request, be applied to (a) the purchase of first mortgage bonds or (b) the payment (or provision for payment) at stated maturity of any first mortgage bonds or the redemption (or provision for payment) of any first mortgage bonds which are redeemable. (Mortgage, Section 1806.)

Satisfaction and Discharge of New Bonds

We will be discharged from our obligations on the New Bonds if we irrevocably deposit with the trustee or any paying agent, other than us, sufficient cash or government securities to pay the principal, interest, any premium and any other sums when due on the stated maturity date or a redemption date of the New Bonds. (Mortgage, Section 801.)

Consolidation, Merger and Conveyance of Assets

Under the terms of the mortgage, we may not consolidate with or merge into any other entity or convey, transfer or lease as, or substantially as, an entirety to any entity the Mortgaged Property, unless:

•	the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Mortgaged Property as, or substantially as, an entirety, is organized and validly existing under the laws of any domestic jurisdiction, and it expressly assumes our obligations on all first mortgage bonds then outstanding under the mortgage and confirms the lien of the mortgage on the Mortgaged Property (as constituted immediately prior to the time such transaction became effective) and subjecting to the lien of the mortgage all property thereafter acquired by the successor entity that constitutes an improvement, extension or addition to the Mortgaged Property (as so constituted) or a renewal, replacement or substitution of or for any part thereof, but only to the extent that such improvement, extension or addition is so affixed or attached to real property as to be regarded a part of such real property or is an improvement, extension or addition to personal property that is made to maintain, renew, repair or improve the function of such personal property and is physically installed in or affixed to such personal property;

•	in the case of a lease, such lease is made expressly subject to termination by us or by the trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the mortgage;

•	we shall have delivered to the trustee an officer’s certificate and an opinion of counsel as provided in the mortgage; and

•

immediately after giving effect to such transaction (and treating any debt that becomes an obligation of the successor entity as a result of such transaction as having been incurred by the successor entity at the time of such transaction), no event of default under the mortgage, or event which, after notice or lapse of time or both, would become an event of default under the mortgage, shall have occurred and be continuing.

(Mortgage, Section 1201.) In the case of the conveyance or other transfer of the Mortgaged Property as, or substantially as, an entirety to any other person, upon the satisfaction of all the conditions described above, we would be released and discharged from all our obligations and covenants under the mortgage and on the first mortgage bonds then outstanding unless we elect to waive such release and discharge. (Mortgage, Section 1204.)

The mortgage does not prevent or restrict:

•	any conveyance or other transfer, or lease, of any part of the Mortgaged Property that does not constitute the entirety, or substantially the entirety, of the Mortgaged Property; or (Mortgage, Section 1205.)

•	any conveyance, transfer or lease of any of our properties where we retain Mortgaged Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding first mortgage bonds, and any other outstanding debt secured by a Purchase Money Lien that ranks equally with, or senior to, the first mortgage bonds with respect to the Mortgaged Property. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that we select. (Mortgage, Section 1206.)

Although the successor entity may, in its sole discretion, subject to the lien of the mortgage property then owned or thereafter acquired by the successor entity, the lien of the mortgage generally will not cover the property of the successor entity other than the property it acquires from us and improvements, extensions and additions to such property and renewals, replacements and substitutions thereof, within the meaning of the mortgage. (Mortgage, Section 1203)

The terms of the mortgage do not restrict mergers in which we are the surviving entity. (Mortgage, Section 1205.) A statutory merger of the sort permitted by Texas law in which a company’s assets and liabilities may be allocated among one or more entities shall not be considered to be a merger, consolidation or conveyance of Mortgaged Property subject to the provisions of the mortgage described above unless all or substantially all of the Mortgaged Property is allocated to one or more other entities.

Events of Default

“Event of default,” when used in the mortgage with respect to first mortgage bonds, means any of the following:

•	failure to pay interest on any first mortgage bond for 30 days after it is due unless we have made a valid extension of the interest payment period with respect to such first mortgage bond as provided in the mortgage;

•	failure to pay the principal of or any premium on any first mortgage bond when due unless we have made a valid extension of the maturity of such first mortgage bond as provided in the mortgage;

•	failure to perform or breach of any other covenant or warranty in the mortgage that continues for 90 days after we receive written notice from the trustee, or we and the trustee receive written notice from the holders of at least 33% in aggregate principal amount of the outstanding first mortgage bonds, unless the trustee, or the trustee and the holders of a principal amount of first mortgage bonds not less than the principal amount of first mortgage bonds the holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the trustee, or the trustee and the holders of such principal amount of first mortgage bonds, as the case may be, shall be deemed to have agreed to an extension of such period if corrective action is initiated by us within such period and is being diligently pursued;

•	events of our bankruptcy, insolvency or reorganization as specified in the mortgage; or

•	any other event of default included in any supplemental indenture, board resolution or officer’s certificate establishing a series of first mortgage bonds.

(Mortgage, Sections 301, 901 and 1301.)

Remedies

If an event of default under the mortgage occurs and is continuing, then the trustee, by written notice to us, or the holders of at least 33% in aggregate principal amount of the outstanding first mortgage bonds, by written notice to us and the trustee, may declare the principal amount of all of the first mortgage bonds to be due and payable immediately, and upon our receipt of such notice, such principal amount, together with premium, if any, and accrued and unpaid interest will become immediately due and payable.

At any time after such a declaration of acceleration has been made but before any sale of the Mortgaged Property and before a judgment or decree for payment of the money due has been obtained by the trustee, the event of default under the mortgage giving rise to such declaration of acceleration will be considered cured, and such declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

(1)	all overdue interest on all outstanding first mortgage bonds;

(2)	the principal of and premium, if any, on the outstanding first mortgage bonds that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

(3)	interest on overdue interest, if any, to the extent lawful; and

(4)	all amounts due to the trustee under the mortgage; and

•	any other event of default under the mortgage with respect to the first mortgage bonds has been cured or waived as provided in the mortgage.

(Mortgage, Section 902.)

There is no automatic acceleration, even in the event of our bankruptcy, insolvency or reorganization.

Subject to the mortgage, under specified circumstances and to the extent permitted by law, if an event of default under the mortgage occurs and is continuing, the Mortgage Trustee has the power to appoint a receiver for the Mortgaged Property, and is entitled to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Mortgage, Section 916.)

Other than its duties in case of an event of default under the mortgage, the trustee is not obligated to exercise any of its rights or powers under the mortgage at the request, order or direction of any of the holders, unless the holders offer the trustee an indemnity satisfactory to it. (Mortgage, Section 1003.) If they provide this indemnity, the holders of a majority in principal amount of the outstanding first mortgage bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee. The trustee is not obligated to comply with directions that conflict with law or other provisions of the mortgage or that could involve the trustee in personal liability in circumstances where indemnity would not, in the trustee’s sole discretion, be adequate. (Mortgage, Section 912.)

No holder of first mortgage bonds will have any right to institute any proceeding under the mortgage, or any remedy under the mortgage, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default under the mortgage;

•	the holders of a majority in aggregate principal amount of the outstanding first mortgage bonds of all series have made a written request to the trustee and have offered indemnity satisfactory to the trustee to institute proceedings; and

•	the trustee has failed to institute any proceeding for 60 days after notice and has not received during that period any direction from the holders of a majority in aggregate principal amount of the outstanding first mortgage bonds inconsistent with the written request of holders referred to above.

(Mortgage, Section 907.) However, these limitations do not apply to the absolute and unconditional right of a holder of a first mortgage bond to institute suit for payment of the principal, premium, if any, or interest on the first mortgage bond on or after the applicable due date. (Mortgage, Section 908.)

We will provide to the trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the mortgage. (Mortgage, Section 705.)

Modification and Waiver

Without the consent of any holder of first mortgage bonds, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of our covenants in the mortgage and in the first mortgage bonds;

•	to add one or more covenants or other provisions for the benefit of the holders of all or any series or tranche of first mortgage bonds, or to surrender any right or power conferred upon us;

•	to add additional events of default under the mortgage for all or any series of first mortgage bonds;

•	to change or eliminate or add any new provision to the mortgage; provided, however, if the change, elimination or addition will adversely affect the interests of the holders of first mortgage bonds of any series in any material respect, the change, elimination or addition will become effective only:

(1)	when the consent of the holders of first mortgage bonds of such series has been obtained in accordance with the mortgage; or

(2)	when no first mortgage bonds of the affected series remain outstanding under the mortgage;

•	to provide additional security for any first mortgage bonds;

•	to establish the form or terms of first mortgage bonds of any other series as permitted by the mortgage;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor trustee or co- trustee;

•	to provide for the procedures required for use of a noncertificated system of registration for the first mortgage bonds of all or any series;

•	to change any place where principal, premium, if any, and interest shall be payable, first mortgage bonds may be surrendered for registration of transfer or exchange, and notices and demands to us may be served;

•	to amend and restate the mortgage as originally executed and as amended from time to time, with additions, deletions and other changes that do not adversely affect the interests of the holders of first mortgage bonds of any series in any material respect; or

•	to cure any ambiguity or inconsistency or to make any other changes or additions to the provisions of the mortgage if such changes or additions will not adversely affect the interests of first mortgage bonds of any series in any material respect.

(Mortgage, Section 1301.)

The holders of a majority in aggregate principal amount of then outstanding first mortgage bonds, considered as one class, may waive compliance by us with some restrictive provisions of the mortgage. (Mortgage, Section 706.) The holders of a majority in principal amount of then outstanding first mortgage bonds may waive any past default under the mortgage, except a default in the payment of principal, premium, if any, or interest and certain covenants and provisions of the mortgage that cannot be modified or amended without the consent of the holder of each outstanding mortgage bond of any affected series. (Mortgage, Section 913.)

Except as provided below, the consent of the holders of a majority in aggregate principal amount of then outstanding first mortgage bonds, considered as one class, is required for all other amendments or modifications to the mortgage. However, if less than all of the series of first mortgage bonds outstanding are directly affected by a proposed amendment or modification, then the consent of the holders of only a majority in aggregate principal amount of the outstanding first mortgage bonds of all series that are directly affected, considered as one class, will be required. Notwithstanding the foregoing, no amendment or modification may be made without the consent of the holder of each directly affected mortgage bond then outstanding to:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any mortgage bond, or reduce the principal amount of any first mortgage bond or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any first mortgage bond;

•	create any lien ranking prior to or on a parity with the lien of the mortgage with respect to the Mortgaged Property, terminate the lien of the mortgage on the Mortgaged Property or deprive any holder of a first mortgage bond of the benefits of the security of the lien of the mortgage;

•	reduce the percentage in principal amount of the outstanding first mortgage bonds of any series the consent of the holders of which is required for any amendment or modification or any waiver of compliance with a provision of the mortgage or of any default thereunder and its consequences, or reduce the requirements for a quorum or voting; or

•	modify certain provisions of the mortgage relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the first mortgage bonds of any series.

A supplemental indenture that changes the mortgage solely for the benefit of one or more particular series of first mortgage bonds, or modifies the rights of the holders of first mortgage bonds of one or more series, will not affect the rights under the mortgage of the holders of the first mortgage bonds of any other series. (Mortgage, Section 1302.)

The mortgage provides that first mortgage bonds owned by us or anyone else required to make payment on the first mortgage bonds shall be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Mortgage, Section 101.)

We may fix in advance a record date to determine the holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or similar act of the holders, but we have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding first mortgage bonds have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other act of the holders. For that purpose, the outstanding first mortgage bonds will be computed as of the record date.

Any request, demand, authorization, direction, notice, consent, election, waiver or other act of a holder of any mortgage bond will bind every future holder of that first mortgage bond and the holder of every first mortgage bond issued upon the registration of transfer of or in exchange for that first mortgage bond. A transferee will also be bound by acts of the trustee or us in reliance thereon, whether or not notation of that action is made upon the first mortgage bond. (Mortgage, Section 106.)

Resignation of a Trustee

The trustee may resign at any time by giving written notice to us or may be removed at any time by an act of the holders of a majority in principal amount of first mortgage bonds then outstanding delivered to the trustee and us. No resignation or removal of the trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event of default or event which, after notice or lapse of time, or both, would become an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the trustee a board resolution appointing a successor trustee and the successor has accepted the appointment in accordance with the terms of the mortgage, the trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the mortgage. (Mortgage, Section 1010.)

Notices

Notices to holders of New Bonds will be given by mail to the addresses of the holders as they may appear in the security register for the New Bonds. (Mortgage, Section 108.)

Title

We, the trustee, and any of our or the trustee’s agents, may treat the person in whose name New Bonds are registered as the absolute owner thereof, whether or not the New Bonds may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Mortgage, Section 308.)

Governing Law

The mortgage is, and the New Bonds will be, governed by, and construed in accordance with, the laws of the State of New York except where otherwise required by law, including with respect to the creation, perfection, priority or enforcement of the lien of the mortgage. (Mortgage, Section 114.)

Information about the Trustee

The trustee will be The Bank of New York Mellon. In addition to acting as trustee, The Bank of New York Mellon also acts, and may act, as trustee under various other of our and our affiliates’ indentures, trusts and guarantees. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other banking transactions with the trustee and its affiliates in the ordinary course of our respective businesses.

Book-Entry Only Securities

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will trade through The Depository Trust Company (“DTC”). Each series of New Bonds will be represented by one or more global certificates and registered in the name of Cede & Co., DTC’s nominee. Upon issuance of the global certificates, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of the New Bonds represented by such global certificates to the accounts of institutions that have an account with DTC or its participants. The accounts to be credited shall be designated by the underwriters. Ownership of beneficial interests in the global certificates will be limited to participants or persons that may hold interests through participants. The global certificates will be deposited with the trustee as custodian for DTC.

DTC is a New York clearing corporation and a clearing agency registered under Section 17A of the Exchange Act. DTC holds securities for its participants. DTC also facilitates the post-trade settlement of securities transactions among its participants through electronic computerized book-entry transfers and pledges in the participants’ accounts. This eliminates the need for physical movement of securities certificates. The participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Others who maintain a custodial relationship with a participant can use the DTC system. The rules that apply to DTC and those using its systems are on file with the SEC.

Purchases of the New Bonds within the DTC system must be made through participants, who will receive a credit for the New Bonds on DTC’s records. The beneficial ownership interest of each purchaser will be recorded on the appropriate participant’s records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners should receive written confirmations of the transactions, as well as periodic statements of their holdings, from the participants through whom they purchased New Bonds. Transfers of ownership in the New Bonds are to be accomplished by entries made on the books of the participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates for their New Bonds of a series, except if use of the book-entry system for the New Bonds of that series is discontinued.

To facilitate subsequent transfers, all New Bonds deposited by participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the New Bonds. DTC’s records reflect only the identity of the participants to whose accounts such New Bonds are credited. These participants may or may not be the beneficial owners. Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to participants, and by participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of New Bonds may wish to take certain steps to augment transmission to them of notices of significant events with respect to the New Bonds, such as redemptions, tenders, defaults and proposed amendments to the indenture. Beneficial owners of the New Bonds may wish to ascertain that the nominee holding the New Bonds has agreed to obtain and transmit notices to the beneficial owners.

Redemption notices will be sent DTC. If less than all of the New Bonds of a series are being redeemed, DTC’s practice is to determine by lot the amount of New Bonds of such series held by each participant to be redeemed.

Neither DTC nor Cede & Co. will itself consent or vote with respect to New Bonds, unless authorized by a participant in accordance with DTC’s procedures. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns the consenting or voting rights of Cede & Co. to those participants to whose accounts the New Bonds are credited on the record date.

Payments of redemption proceeds, principal of, and interest on the New Bonds will be made to Cede & Co., or such other nominee as may be requested by DTC. DTC’s practice is to credit participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or our agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices. Payments will be the responsibility of participants and not of DTC, the trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, principal and interest to Cede & Co. (or such other nominee as may be requested by DTC) is our responsibility. Disbursement of payments to participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of participants.

Except as provided in the applicable prospectus supplement, a beneficial owner will not be entitled to receive physical delivery of the New Bonds. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the New Bonds.

DTC may discontinue providing its services as securities depositary with respect to the New Bonds at any time by giving us reasonable notice. In the event no successor securities depositary is obtained, certificates for the New Bonds will be printed and delivered. We may decide to replace DTC or any successor depositary. Additionally, subject to the procedures of DTC, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to some or all of the New Bonds. In that event or if an event of default with respect to a series of New Bonds has occurred and is continuing, certificates for the New Bonds of such series will be printed and delivered. If certificates for such series of New Bonds are printed and delivered,

•	those New Bonds will be issued in fully registered form without coupons;

•	a holder of certificated New Bonds would be able to exchange those New Bonds, without charge, for an equal aggregate principal amount of New Bonds of the same series, having the same issue date and with identical terms and provisions; and

•	a holder of certificated New Bonds would be able to transfer those New Bonds without cost to another holder, other than for applicable stamp taxes or other governmental charges.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we do not take any responsibility for the accuracy of this information.

PLAN OF DISTRIBUTION

Methods and Terms of Sale

We may use a variety of methods to sell the New Bonds including:

1.	through one or more underwriters or dealers;

2.	directly to one or more purchasers;

3.	through one or more agents; or

4.	through a combination of any such methods of sale.

The prospectus supplement relating to a particular series of the New Bonds will set forth the terms of the offering of the New Bonds, including:

1.	the name or names of any underwriters, dealers or agents and any syndicate of underwriters;

2.	the initial public offering price;

3.	any underwriting discounts and other items constituting underwriters’ compensation;

4.	the proceeds we receive from that sale; and

5.	any discounts or concessions allowed or reallowed or paid by any underwriters to dealers.

Underwriters

If we sell the New Bonds through underwriters, they will acquire the New Bonds for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters for a particular underwritten offering of New Bonds will be named in the applicable prospectus supplement and, if an underwriting syndicate is used, the managing underwriter or underwriters will be named on the cover page of the applicable prospectus supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from us or from purchasers in the form of discounts, concessions or commissions. The obligations of the underwriters to purchase New Bonds will be subject to certain conditions. The underwriters will be obligated to purchase all of the New Bonds of a particular series if any are purchased. However, the underwriters may purchase less than all of the New Bonds of a particular series should certain circumstances involving a default of one or more underwriters occur.

The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

Stabilizing Transactions

Underwriters may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying New Bond so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. These stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be if such transactions had not occurred.

Agents

If we sell the New Bonds through agents, the applicable prospectus supplement will set forth the name of any agent involved in the offer or sale of the New Bonds as well as any commissions we will pay to them. Unless otherwise indicated in the applicable prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Related Transactions

Underwriters, dealers and agents (or their affiliates) may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of business.

Indemnification

We will agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933.

Listing

Unless otherwise specified in the applicable prospectus supplement, the New Bonds will not be listed on a national securities exchange or the Nasdaq Stock Market. No assurance can be given that any broker-dealer will make a market in any series of the New Bonds and, in any event, no assurance can be given as to the liquidity of the trading market for any of the New Bonds.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, incorporated in this prospectus by reference from Entergy Texas, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Entergy Texas, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGALITY

The legality of the New Bonds will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York, as to matters of New York law, and by Duggins, Wren, Mann & Romero, LLP, Austin, Texas, as to matters of Texas law. Certain legal matters with respect to the New Bonds will be passed on for any underwriters by Pillsbury Winthrop Shaw Pittman LLP, New York, New York. Pillsbury Winthrop Shaw Pittman LLP regularly represents our affiliates in connection with various matters. Morgan, Lewis & Bockius LLP may rely on the opinion of Duggins, Wren, Mann & Romero, LLP, Austin, Texas, as to matters of Texas law relevant to its opinion.